Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 8, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 6, 2019 The Nasdaq Stock Market LLC (the "Exchange") received from FSD Pharma Inc. (the "Registrant") a copy of the Registrant's application on Form 40F-12(b) for the registration of the following security:

Class B Subordinate Voting Shares, no par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

